REPORT PURSUANT TO
NATIONAL INSTRUMENT 62-103

1.	Name and Address of Offeror:
Alamos Gold Inc. (“Alamos Gold”)
130 Adelaide Street West
Suite 2200
Toronto ON M5H 3P5

2.
Designation and number or principal amount of securities and the Offeror’s securityholding percentage in the class of securities of which the Offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:

Alamos Gold acquired ownership of 8,000,000 common shares (the “Shares”) representing 6.34% of the outstanding common shares of AuRico Metals Inc. (“AuRico Metals”) after giving effect to the acquisition (the “Transaction”).

3.
Designation and number or principal amount of securities and the Offeror’s securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the reporting obligation:

Upon completion of the Transaction, Alamos Gold will own 10.92% of the common shares of AuRico Metals.

4.	Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3, above, over which:

(a)	the Offeror, either alone or together with any joint actors, has ownership and control;
Upon completion of the Transaction, Alamos Gold will own 10.92% of the common shares of AuRico Metals.
In addition, certain directors and officers of Alamos Gold (including directors of Alamos Gold who also serve as directors of AuRico Metals), own in their personal capacity, approximately 1.08% of the common shares of AuRico Metals.

(b)	the Offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the Offeror or any joint actor; and
Not applicable.

(c)	the Offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:
Not applicable.

5.	The name of the market in which the transaction or occurrence that gave rise to the reporting obligation took place:
The Transaction was carried out privately.

6.	The value, in Canadian dollars, of any consideration offered per security if the offeror acquired ownership of a security in the transaction or occurrence giving rise to the reporting obligation:
Alamos Gold acquired the Shares at a price of C$ 0.70 per share.

7.
Purpose of the Offeror and any joint actors in effecting the transaction or occurrence that gave rise to the reporting obligation, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

Alamos Gold carried out the Transaction for investment purposes and may increase or decrease its investment based on market conditions.

8.
General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the Offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the reporting obligation, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

AuRico Metals has granted Alamos Gold a right to participate in certain future equity financings for a period of two years to maintain its pro-rata interest. The foregoing agreement terminates prior to such date if Alamos Gold sells any of its common shares or Alamos Gold and its affiliates and their respective joint actors are the beneficial ownership of, or exercise control or direction over, that number of equity securities that represent on an as converted basis more than 19.99% of the issued and outstanding common shares of AuRico Metals.

9.	Names of any joint actors in connection with the disclosure required herein:
Not applicable.

10.
In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value in Canadian dollars of the consideration paid by the Offeror:

See Item 6 above.

11.
If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer’s securities:

Not applicable.

12.	If applicable, a description of the exemption from securities legislation being relied on by the offeror and the facts supporting that reliance:
The Transaction was made through a private placement under the accredited investor exemption.
Dated at Toronto, Ontario the 31st day of August, 2015.
ALAMOS GOLD INC.
“James R. Porter”
James R. Porter
Chief Financial Officer